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Filed by Anchor Gaming pursuant to Rule 425 of
the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: International Game Technology
Commission File No. 1-10684

    This document contains certain forward-looking statements regarding Anchor Gaming within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and other applicable securities laws. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions. Included in these provisions are any projections or estimates of earnings, revenues, or other financial items. Also, any statements of plans, strategies, and objectives of management for future operation; any statements concerning proposed new products, services, or developments; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing. Such forward-looking statements are subject to inherent risks and uncertainties, and actual results could differ materially from those anticipated by the forward-looking statements. Although Anchor Gaming believes that the expectations reflected in any of its forward-looking statements will prove to be correct, actual results could differ materially from those projected or assumed in Anchor Gaming's forward-looking statements due to certain risks and uncertainties. These risks and uncertainties include, but are not limited to: risks regarding the final amount of the one-time charges; the risk that we may not meet our projected financial results for the fourth quarter of fiscal 2001 or fiscal 2002; risks of proprietary games such as pressures from competitors, changes in economic conditions, obsolescence, declining popularity of existing games, failure of new game ideas or concepts to become popular, duplication by third parties and changes in interest rates as they relate to the wide area progressive machine operations within our joint venture with IGT; general changes in economic conditions; our ability to improve results of operations in our gaming systems segment; our ability to achieve the cost reductions associated with the previously announced restructuring; reduced lottery sales in lottery jurisdictions where AWI has lottery contracts; our ability to keep or renew existing lottery contracts; competition in Colorado that could adversely affect our Colorado casinos; our ability to generate sales of new video lottery central control systems and video lottery terminals; the possibility of an adverse determination in pending litigation with Acres Gaming relative to our proprietary games' intellectual property; the possibility of an adverse determination in pending litigation between GTECH Holdings and the Florida Lottery relative to our Florida lottery contract; obligations under agreements with the Pala Band of Mission Indians that subject us to joint venture risk, construction risk and sovereign immunity risk; risk that initial results from the Pala Casino cannot be sustained over the long-term; and other factors described from time to time in Anchor Gaming's reports filed with the Securities and Exchange Commission, including its Form 10-K for the year ended June 30, 2000 and Forms 10-Q for the quarters ended September 30, 2000, December 31, 2000 and March 31, 2001. These reports may be obtained free of charge at the website of the Securities and Exchange Commission at http://www.sec.gov.

Other Legal Information

    Anchor Gaming and International Game Technology expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning a proposed merger transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http://www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Anchor Gaming and International Game Technology may be obtained free of charge by contacting Anchor Gaming, 815 Pilot Road, Suite G, Las Vegas, Nevada 89119, Attn: Investor Relations (tel 702-896-7568), or International Game Technology, 9295 Prototype Drive, Reno, Nevada 89511, Attn: Investor Relations (tel 775-448-7777).

    Anchor Gaming, International Game Technology and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Anchor Gaming and International Game Technology in connection with the transaction. The directors and executive officers of Anchor Gaming and their beneficial ownership of Anchor Gaming common stock are set forth in the proxy statement for the 2000 annual meeting of Anchor Gaming. The directors and executive officers of International Game Technology and their beneficial ownership of International Game Technology common stock are set forth in the proxy statement for the 2001 annual meeting of International Game Technology. You may obtain the proxy statements of Anchor Gaming and International Game Technology free of charge at the SEC's website (http://www.sec.gov). Stockholders of Anchor Gaming and International Game Technology may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

    The communication filed herewith is an August 8, 2001 press release announcing Anchor Gaming's fiscal 2000 fourth quarter and full-year results, which also discusses the proposed merger transaction between International Game Technology and Anchor Gaming.

    * * * * *

FOR IMMEDIATE RELEASE August 8, 2001	FOR INFORMATION, CONTACT: Geoffrey A. Sage, CFO (702) 896-7568

ANCHOR GAMING REPORTS FISCAL 2001 FOURTH QUARTER AND
FULL-YEAR RESULTS

    [LAS VEGAS]—Anchor Gaming (Nasdaq National Market: SLOT) today reported its operating results for the fourth quarter and year ended June 30, 2001. For the fourth quarter, after adjusting for the sale of Sunland Park Racetrack and Casino in December 2000, revenues and joint venture income increased 1% to $131 million compared to the quarter ended June 30, 2000. Earnings before interest, taxes, depreciation, amortization, one-time charges and stock-based compensation expense ("EBITDA") increased 16% to $57 million compared to the quarter ended June 30, 2000. Diluted earnings per share before one-time charges increased 48% to $1.24 per share compared to the quarter ended June 30, 2000. For the fourth quarter of the previous year, revenues and joint venture income were $130 million, EBITDA was $49 million, and diluted earnings per share before one-time charges were $0.84.

    In addition to the quarterly results, Anchor Gaming announced the Company's share of the Anchor-IGT joint venture income and related royalties was $39 million, a 36% increase from $29 million in the June 2000 quarter and a 12% increase from $35 million in the March 2001 quarter. Despite the unfavorable impact of lower interest rates, which increase the costs of funding jackpot payments, the joint venture achieved record results. Anchor Gaming has reclassified its presentation of earnings from unconsolidated joint venture operations. Previously, the Company reported all income related to the joint venture as a component of Gaming Machine revenues. In this release and prospectively, Anchor will report the earnings from the joint venture under a caption titled, Earnings of Unconsolidated Affiliates. Royalties related to joint venture activities will continue to be reported as Gaming Machine revenues. These royalties were approximately $1.5 million for the quarter and $5.0 million for the year ended June 30, 2001.

    The quarter also marked the first time Anchor Gaming received management fees from the Pala Casino in San Diego, which opened on April 3. During the quarter, Anchor recorded $2.7 million in total revenue and $2 million in pre-tax earnings from its relationship with the Pala Tribe.

    For the year ended June 30, 2001, after adjusting for the sale of Sunland Park in December 2000, revenues and joint venture income increased 6% to $502 million and EBITDA increased 17% to $206 million. Diluted earnings per share increased 31% to $3.64 before one-time charges compared to the year ended June 30, 2000. For the previous year, revenues and joint venture income were $475 million, EBITDA was $176 million, and diluted earnings per share were $2.77 before one-time charges.

    Including the one-time charges, Anchor Gaming reported diluted earnings per share of $1.07 for the quarter ended June 30, 2001. The one-time charges incurred during the fourth quarter primarily consist of an adjustment to the provision for liquidated damages that were settled with the Florida Lottery and further restructuring activities at AWI, the company's on-line subsidiary.

    Including the one-time charges, Anchor Gaming reported a loss per share of $3.03 for the year ended June 30, 2001. The one-time charges incurred during fiscal 2001 include the cumulative effect of a change in accounting principle in the first quarter for the implementation of a new accounting standard on derivatives, the second quarter charges in connection with the stock repurchase from the Fulton family, and the third and fourth quarter charges recorded primarily in connection with AWI's asset impairment and restructuring.

    "This has been a successful year for Anchor Gaming as measured by its fiscal 2001 operating results and our ability to establish the basis for substantial growth in fiscal 2002," said T.J. Matthews, CEO of Anchor Gaming. "The Gaming Machine segment continues to grow its installed base and corresponding financial performance. Our Gaming Operations continued to be a steady contributor to revenues and the opening of Pala will provide meaningful growth next fiscal year. Our Gaming Systems is now positioned to grow due to the restructuring effort that has been mostly completed."

    In discussing the proposed merger with IGT that was announced on July 8th, Matthews said. "Capturing the full potential of the joint venture is one of the underlying fundamentals in bringing the two companies together. Our growth has been driven by new product introductions, two more of which will be showcased at the October gaming show. However, the collaborative efforts of the combined companies will substantially improve the timing and quantity of future product introductions. Employees at both companies are working very hard to complete the tasks necessary to close the transaction as soon as practical."

    Added Matthews, "The Company believes that it is appropriate to provide guidance relative to both the first quarter of fiscal 2002 and the year. Our expectations regarding EPS are that it will be at least $1.25 for the first quarter of fiscal 2002 and at least $5.00 for the year. At this time, we're not comfortable giving guidance beyond fiscal 2002, although our internal goal is to grow year-over-year EPS by at least 15%."

    The Company's cash balance at June 30, 2001 was $24 million and working capital was $18 million. During the year, the Company repaid $65 million under its senior credit facility. At June 30, 2001, the Company had total debt of $407 million and the Company had availability of $167 million under its senior credit facility.

    A conference call to discuss Anchor Gaming's fourth quarter results will be held at 4:45 p.m. EDT (1:45 p.m. PDT) Wednesday, August 8. The Company may use this conference call as a forum for public disclosure for important information about any aspect of its business, finances and prospects. A live webcast of the conference call is available on the Anchor Gaming website at http://www.anchorgaming.com. An audio replay of the broadcast and the text transcript will be available as soon as practical following its conclusion on the Anchor Gaming website.

    Anchor Gaming is a diversified technology company with operations around the world. Anchor operates in three complementary business segments: gaming machines, gaming operations and gaming systems. The gaming machine segment focuses on the development and placement of unique proprietary games. The gaming operations segment operates a Native American casino in San Diego, two casinos in Colorado, and manages a gaming-machine route in Nevada. The gaming systems segment provides equipment, and related services to on-line lotteries, video lotteries, and pari-mutuel organizations. Anchor Gaming has equipment and systems in operation in the United States, Canada, Australia, Asia, Europe, South America, South Africa, and the West Indies.

    This press release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and other applicable securities laws. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions. Included in these provisions are any projections or estimates of earnings, revenues, or other financial items. Also, any statements of plans, strategies, and objectives of management for future operation; any statements concerning proposed new products, services, or developments; any statements regarding future economic conditions or performance; statements of belief; and any statement of

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assumptions underlying any of the foregoing. Such forward-looking statements are subject to inherent risks and uncertainties, and actual results could differ materially from those anticipated by the forward-looking statements. Although the Company believes that the expectations reflected in any of its forward-looking statements will prove to be correct, actual results could differ materially from those projected or assumed in the Company's forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that the merger with IGT might not occur, the pendency of the transfer as well as customary interim covenants in the merger agreement limit Anchor's conduct of its business while the merger agreement is in effect; the risk that we may not meet our projected financial results for fiscal 2002; risks of proprietary games such as pressures from competitors, changes in economic conditions, obsolescence, declining popularity of existing games, failure of new game ideas or concepts to become popular, duplication by third parties and changes in interest rates as they relate to the wide area progressive machine operations within our joint venture with IGT; general changes in economic conditions; our ability to improve results of operations in our gaming systems segment; our ability to achieve the cost reductions associated with the restructuring; reduced lottery sales in lottery jurisdictions where AWI has lottery contracts; our ability to keep or renew existing lottery contracts; competition in Colorado that could adversely affect our Colorado casinos; our ability to generate sales of new video lottery central control systems and video lottery terminals; we are subject to adverse determination in pending litigation with Acres Gaming relative to our proprietary games' intellectual property; we are subject to adverse determination in pending litigation between GTECH Holdings and the Florida Lottery relative to our Florida lottery contract; we have obligations under agreements with the Pala Band of Mission Indians that subject us to joint venture risk, construction risk and sovereign immunity risk; risk that initial results from the Pala Casino cannot be sustained over the long-term and other factors described from time to time in the Company's reports filed with the Securities and Exchange Commission, including Anchor's Form 10-K for the year ended June 30, 2000 and Form 10-Qs for the quarters ended September 30, 2000, December 31, 2000, and March 31, 2001. These reports may be obtained free of charge at the website of the Securities and Exchange Commission at http://www.sec.gov.

###

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ANCHOR GAMING
SUMMARY OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

	Three months ended June 30,
			Percent Change
	2001	2000
Revenues and Joint Venture Income (excluding Sunland Park)	$130,749	$129,734	1%
Total Revenues and Joint Venture Income	130,749	141,148	(7%)
EBITDA (excluding Sunland Park)	56,801	49,105	16%
Total EBITDA	56,801	51,971	9%
Diluted Earnings Per Share Before One- time Charges	$1.24	$0.84	48%
Diluted Earnings Per Share	$1.07	$0.77	39%
	Years ended June 30,
			Percent Change
	2001	2000
Revenues and Joint Venture Income (excluding Sunland Park)	$501,702	$474,556	6%
Revenues and Joint Venture Income	520,602	518,896	—
EBITDA (excluding Sunland Park)	206,274	176,082	17%
Total EBITDA	210,249	186,272	13%
Diluted Earnings Per Share Before One- time Charges	$3.64	$2.77	31%
Diluted Earnings (Loss) Per Share	$(3.03)	$2.70	N/A

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ANCHOR GAMING
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(in thousands, except per share amounts)

	Three months ended June 30,
	2001	2000(a)(c)
Revenues:
Gaming operations	$36,948	$46,687
Gaming systems	40,551	52,866
Gaming machines	15,610	13,931

Total revenues	93,109	113,484

Costs of revenues:
Gaming operations	22,863	29,781
Gaming systems	31,853	33,983
Gaming machines	7,321	7,304

Total costs of revenues	62,037	71,068

Gross margin	31,072	42,416

Other costs:
Selling, general and administrative	17,106	17,586
Research and development	3,013	3,792
Depreciation and amortization	10,550	13,895
Impairment, restructuring and other	946	2,641

Total other costs	31,615	37,914

Earnings of unconsolidated affiliates	37,640	27,664

Income from operations	37,097	32,166

Other income (expense):
Interest income	521	465
Interest expense	(9,732)	(4,312)
Other income (expense)	(47)	882
Minority interest in earnings of consolidated subsidiaries	(196)	(163)

Total other income (expense)	(9,454)	(3,128)

Income before provision for income taxes	27,643	29,038
Income tax provision	10,975	11,154

Net income	$16,668	$17,884

Diluted earnings per share	$1.07	$0.77

Weighted average common and common equivalent shares outstanding (b)	15,608	23,252

(a)
Prior year amounts have been reclassed to conform to the current year presentation. We have reclassified our presentation of income from our joint venture with IGT. We previously reported this income as a component of gaming machine revenues. In this report and going forward, we will report those amounts as Earnings of Unconsolidated Affiliates. In addition, new accounting guidance effective in our third quarter of fiscal 2001 requires that the cost associated with our customer loyalty programs at our Colorado casinos be recorded as a reduction of revenue. Previously, these amounts were recorded as a cost of revenue. All prior periods have been restated. There is no effect on income.

(b)
All share amounts have been adjusted to reflect the two-for-one stock split effected on November 15, 2000.

(c)
Sunland Park operations are included in Fiscal 2000 results.

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ANCHOR GAMING
CALCULATION OF NET INCOME, EPS AND EBITDA
BEFORE ONE-TIME CHARGES
(in thousands, except per share amounts)

	Three months ended June 30,
	2001	2000
One-time charges:
Impairment, restructuring and other	$946	$2,641
Merger charge for financial advisory services (included in selling, general and administrative)	500	—
Liquidated damage settlement (included in costs of revenues—gaming systems)	2,811	—

	4,257	2,641
Less: Taxes	1,625	1,043

One-time charges, net	$2,632	$1,598

Net income	$16,668	$17,884
One-time charges, net	2,632	1,598

Net income before one-time charges	$19,300	$19,482

Diluted earnings per shares before one-time charges	$1.24	$0.84

Income from operations	$37,097	$32,166
Depreciation and amortization	10,550	13,895
Joint venture depreciation	4,512	3,269
Stock-based compensation	385	—
One-time charges	4,257	2,641

EBITDA	56,801	51,971
Less: Sunland Park EBITDA	—	2,866

EBITDA (excluding Sunland Park)	$56,801	$49,105

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ANCHOR GAMING
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

	Years ended June 30,
	2001 (c)	2000 (a) (c)
Revenues:
Gaming operations	$160,757	$183,631
Gaming systems	168,353	180,585
Gaming machines	55,338	61,276

Total revenues	384,448	425,492

Costs of revenues:
Gaming operations	104,247	118,301
Gaming systems	126,364	105,082
Gaming machines	25,663	36,142

Total costs of revenues	256,274	259,525

Gross margin	128,174	165,967

Other costs:
Selling, general and administrative	66,309	67,915
Research and development	13,223	16,528
Depreciation and amortization	54,155	50,951
Impairment, restructuring and other	129,398	2,641

Total other costs	263,085	138,035

Earnings of unconsolidated affiliates	136,154	93,404

Income from operations	1,243	121,336

Other income (expense):
Interest income	2,333	1,998
Gain on sale of racetrack assets	8,051	—
Interest expense	(35,706)	(16,475)
Other income (expense)	96	1,119
Minority interest in earnings of consolidated subsidiaries	(814)	(608)

Total other income (expense)	(26,040)	(13,966)

Income (loss) before provision for income taxes	(24,797)	107,370
Income tax provision	28,999	42,411

Net income (loss) before cumulative affect of change in accounting principle	(53,796)	64,959
Cumulative effect of change in accounting principle, net of taxes of $81	124	—

Net income (loss)	$(53,672)	$64,959

Diluted earnings (loss) per share	$(3.03)	$2.70

Weighted average common and common equivalent shares outstanding (b)	17,729	24,023

(a)
Prior year amounts have been reclassed to conform to the current year presentation. We have reclassified our presentation of income from our joint venture with IGT. We previously reported this income as a component of gaming machine revenues. In this report and going forward, we will report those amounts as Earnings of Unconsolidated Affiliates. In addition, new accounting guidance effective in our third quarter of fiscal 2001 requires that the cost associated with our customer loyalty programs at our Colorado casinos be recorded as a reduction of revenue. Previously, these amounts were recorded as a cost of revenue. All prior periods have been restated. There is no effect on income.

(b)
All share amounts have been adjusted to reflect the two-for-one stock split effected on November 15, 2000.

(c)
Sunland Park operations are included for Fiscal 2000 and for the period from July 1, 2000 through December 8, 2001 for Fiscal 2001.

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ANCHOR GAMING
CALCULATION OF NET INCOME, EPS AND EBITDA BEFORE ONE-TIME CHARGES
(in thousands, except per share amounts)

	Years ended June 30,
	2001	2000
One-time charges	$139,391	$2,641
Less: Gain on sale of racetrack assets and other gains (a)	8,256

One-time charges, net of gains	131,135	2,641
Less: tax benefit (net of expense) (a)	13,005	1,043

One-time charges, net of gains and taxes	$118,130	$1,598

Net income (loss)	($53,672)	$64,959
One-time charges, net of taxes	118,130	1,598

Net income before one-time charges	$64,458	$66,557

Diluted earnings per share before one-time charges	$3.64	$2.77

Income from operations	$1,243	$121,336
Depreciation and amortization	54,155	50,951
Joint venture depreciation	15,440	11,344
Stock-based compensation	784	—
One-time charges that affect EBITDA (b)	138,627	2,641

EBITDA	210,249	186,272
Less: Sunland Park EBITDA	3,975	10,190

EBITDA (excluding Sunland Park)	$206,274	$176,082

(a)
We recorded a gain on the sale of the racetrack assets in the second quarter of approximately $8.1 million. Our tax expense associated with this sale was approximately $15 million. The gain on sale and the tax expense offset the one-time charges and the associated tax benefit of these charges. We also recorded a pre-tax gain of $0.2 million in connection with the implementation of a new accounting standard on derivatives.

(b)
Certain one-time charges affected the calculation of net income before one-time charges but not the calculation of EBITDA.

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ANCHOR GAMING
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands, except share amounts)

	June 30, 2001	June 30, 2000
ASSETS
Current assets:
Cash and cash equivalents	$24,147	$25,883
Accounts and notes receivable, net	33,404	43,959
Inventory, net	14,810	17,378
Other current assets	11,987	5,839

Total current assets	84,348	93,059
Property and equipment, net	123,628	200,976
Goodwill, net	15,593	117,218
Other intangible assets, net	47,915	50,766
Investments in unconsolidated affiliates	77,454	66,822
Other long-term assets	57,492	19,878

Total assets	$406,430	$548,719

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$9,882	$17,777
Current portion of long-term debt	676	1,524
Income tax payable	10,241	1,858
Other current liabilities	45,799	30,177

Total current liabilities	66,598	51,336
Long-term debt, net of current portion	406,124	222,770
Minority interest in consolidated subsidiary	4,263	4,093

Total liabilities and minority interest in consolidated subsidiary	476,985	278,199

Stockholders' equity (deficiency):
Preferred stock, $.01 par value, 1,000,000 shares authorized, 0 shares issued and outstanding at June 30, 2001 and 2000	—	—
Common stock, $.01 par value, 50,000,000 shares authorized, 29,240,328 issued and 14,859,642 outstanding at June 30, 2001, 28,099,700 issued and 23,051,414 outstanding at June 30, 2000	292	281
Treasury stock at cost, 14,380,686 shares at June 30, 2001 and 5,048,286 at June 30, 2000	(429,214)	(115,342)
Additional paid-in capital	156,001	124,218
Deferred compensation	(5,325)	—
Retained earnings	207,691	261,363

Total stockholders' equity (deficiency)	(70,555)	270,520

Total liabilities and stockholders' equity (deficiency)	$406,430	$548,719

    All share amounts have been adjusted to reflect the two-for-one stock split effected on November 15, 2000.

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ANCHOR GAMING REPORTS FISCAL 2001 FOURTH QUARTER AND FULL-YEAR RESULTS
ANCHOR GAMING SUMMARY OF OPERATIONS (Unaudited)
ANCHOR GAMING CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
ANCHOR GAMING CALCULATION OF NET INCOME, EPS AND EBITDA BEFORE ONE–TIME CHARGES
ANCHOR GAMING CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
ANCHOR GAMING CALCULATION OF NET INCOME, EPS AND EBITDA BEFORE ONE–TIME CHARGES
ANCHOR GAMING CONSOLIDATED BALANCE SHEETS (Unaudited)